November 20, 2015

Melissa Raminpour

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Confederate Motors, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Forms 10-Q for the Quarterly Periods Ended March 31, 2015 and
June 30, 2015
File No. 000-52500

Dear Ms. Raminpour:

We are in receipt of your letter dated October 23, 2015, setting forth certain comments to the 2014 annual report on Form 10-K (the “Annual Report”) and the Forms 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015 for Confederate Motors, Inc., a Delaware corporation (the “Company”). In response to your comments, we are filing herewith an amendment to our Annual Report on Form 10-K/A (the “Amended Annual Report”) and an amendment to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 and can provide you with the following information in response to your comments:

Form 10-K for the Fiscal Year Ended December 31, 2014

Controls and Procedures, page 39

1.	We note that you have concluded that your disclosure controls and procedures (DCP) were effective and your internal control over financial reporting (ICFR) was not effective due to the material weaknesses as disclosed as of December 31, 2014. Because of the overlap between ICFR and DCP, if management concludes that ICFR is not effective, it must also consider the impact of the material weaknesses on its conclusions related to DCP. Under your set of circumstances, it appears that your DCP was not effective as of December 31, 2014 and for the quarterly periods ended March 31, 2015 and June 30, 2015. Please advise or revise your filings accordingly. We refer you to our Release No. 33-8238.

RESPONSE: The Company has amended Item 9A, CONTROLS AND PROCEDURES of the Annual Report to revise the “Disclosure Controls and Procedures” section to disclose that the Company’s disclosure controls and procedures were not effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

CONFEDERATE MOTORS, INC.

3029 2nd AVENUE SOUTH

BIRMINGHAM, AL 35233

T 877.324.9888 F 205.324.8047

WWW.CONFEDERATE.COM

In addition, the Company has amended ITEM 4. CONTROLS AND PROCEDURES of Form 10-Q for the quarterly period ended March 31, 2015 to disclose changes in the Company's internal control over financial reporting that occurred during the quarterly period ended March 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Due to the changes, the Company feels that its conclusion as to the effectiveness of the Company’s disclosure controls and procedures in Item 4 is now accurate and is also accurate in the Form 10-Q for the quarterly period ended June 30, 2015.

The Company hereby acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments and the intent of the Company to file the amended Annual Report and Form 10-Q for the quarterly period ended March 31, 2015.

Sincerely,

/s/ Jay Etheridge, Controller

Cc:	Brian Higley, Esq.
Kris Heaton, Heaton & Company, PLLC

CONFEDERATE MOTORS, INC.

3029 2nd AVENUE SOUTH

BIRMINGHAM, AL 35233

T 877.324.9888 F 205.324.8047

WWW.CONFEDERATE.COM